

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 4561

October 23, 2008

Ms. Maneeja Noory
President
Velvet Rope Special Events Inc.
264 S. La Cienega Blvd., Suite 700
Beverly Hills, California 90211

**Re: Velvet Rope Special Events Inc.
          Registration Statement on Form S-1
          Filed October 17, 2008
          File No. 333-154422**

Dear Ms. Noory:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Please revise your filing to include the delaying amendment as required by Rule 473(a) under the Securities Act of 1933. This amendment should be filed as soon as possible.

                                                Sincerely,

                                                Tom Kluck
                                                Branch Chief

Cc: Frank J. Hariton, Esq. (*via facsimile*)